                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934


                                 AMENDMENT NO. 6



                                   LANCE, INC.
                      --------------------------------------
                                (Name of Issuer)



                         $.83-1/3 Par Value Common Stock
                      --------------------------------------
                         (Title of Class of Securities)



                                   514606 10 2
                      --------------------------------------
                                 (CUSIP Number)



                              A. Zachary Smith III
                         100 N. Tryon Street, Suite 4200
                 Charlotte, North Carolina 28202 (704) 331-7400
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 30, 1999
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


NOTE: This Amendment No. 6 amends and restates the Schedule 13D of Nan Davis Van Every dated August 10, 1990 pursuant to rule 13d-2(c).


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

---------------------------------                                                                     ------------------------
     CUSIP No. 514606 10 2                                           13D                                 Page 2 of 6 Pages
---------------------------------                                                                     ------------------------


==============================================================================================================================
        1       NAME OF REPORTING PERSON                                                         Nan Davis Van Every
                S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

==============================================================================================================================
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                             (a) [ ]


                                                                                                             (b) [ ]


==============================================================================================================================
        3       SEC USE ONLY


==============================================================================================================================
        4       SOURCE OF FUNDS*                                                                                  PF


==============================================================================================================================
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                           [ ]

==============================================================================================================================
        6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                            UNITED STATES OF AMERICA

==============================================================================================================================
  NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                                                                                               1,689,492
OWNED BY EACH    ======== ====================================================================================================
 REPORTING          8     SHARED VOTING POWER
PERSON WITH
                                                                                                                   0
                 ======== ====================================================================================================
                    9     SOLE DISPOSITIVE POWER
                                                                                                           1,689,492
                 ======== ====================================================================================================
                   10     SHARED DISPOSITIVE POWER
                                                                                                                   0
==============================================================================================================================
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                           1,689,492
==============================================================================================================================
        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                 [ ]

==============================================================================================================================
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                                                5.6%
==============================================================================================================================
        14      TYPE OF REPORTING PERSON*

                                                                                                                  IN
==============================================================================================================================
                                               * SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.           Security and Issuer.

                  This statement relates to the Common Stock, par value $.83-1/3 per share (the "Common Stock"), of Lance, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 8600 South Boulevard, Charlotte, North Carolina 28232.

Item 2.           Identity and Background.

                  (a)-(c) The name of the reporting person is Nan Davis Van Every. The residence address of Mrs. Van Every is 6001 Pelican Bay Boulevard, Naples, Florida 34108. Mrs. Van Every is not currently employed.

                  (d) During the past five years, Mrs. Van Every has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, Mrs. Van Every has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mrs. Van Every is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Mrs. Van Every initially acquired 1,297,920 shares of the Common Stock (the "Inherited Shares") under the will dated April 7, 1987 of her husband, Salem A. Van Every, Jr. who died on May 27, 1990 as the sole trustee under the marital trust created under his will. Since Mrs. Van Every became the beneficial owner on June 29, 1990, upon her qualification as trustee of the marital trust, no funds or other consideration were used in the acquisition of the Inherited Shares. The Inherited Shares are no longer subject to the marital trust.

                  In addition, Mrs. Van Every also beneficially owns 391,572 shares of Common Stock (the "Other Shares"), of which 21,142 shares, taking into account stock splits and stock dividends, were given to her by the Decedent, with the balance purchased by her through the Issuer's dividend reinvestment plan, privately negotiated transactions or through brokers. Mrs. Van Every has used her personal funds in making such purchases. Mrs. Van Every beneficially owns 36,749 of these Other Shares in her capacity as trustee of several trusts (the "Family Trusts") established for the benefit of her children.

                  On November 17, 1998, Mrs. Van Every transferred from the Nan Davis Van Every Revocable Trust, dated April 1, 1992 (the "Revocable Trust") of which Mrs. Van Every is the grantor, trustee and beneficiary an aggregate of 1,575,743 shares of Common Stock (the "Transferred Shares"), to two separate irrevocable trusts (the "Irrevocable Trusts") with substantially the same terms except with different trustees. On April 30, 1999, the Transferred

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Shares were transferred by operation of the terms of each such Irrevocable Trust to the Revocable Trust.

                  At this time, the source and amount of funds that Mrs. Van Every may use to fund future purchases of Common Stock, if any, is undetermined, although the funds for such future purchases, if any, are likely to be the personal funds of Mrs. Van Every. Future purchases, if any, Mrs. Van Every may make under the Issuer's dividend reinvestment plan will be funded through the reinvestment of dividends or through personal funds of Mrs. Van Every.

Item 4.           Purpose of Transaction.

                  Since Mrs. Van Every is the beneficial owner of the Inherited Shares not by purchase but by operation of law, she became such a beneficial owner without motive or purpose. Mrs. Van Every acquired beneficial ownership of the Other Shares either by gift without purpose or by purchase for investment. Mrs. Van Every intends to hold the Common Stock reported herein for investment.

                  Mrs. Van Every intends to evaluate the business and prospects of the Issuer and depending on her evaluation, other investment opportunities, market conditions and other factors as she may deem material, Mrs. Van Every may seek to acquire additional shares of the Common Stock in the open market or through the Issuer's dividend reinvestment plan, in private transactions or otherwise, or she may dispose of all or a portion of the shares of the Common Stock presently held or hereafter acquired.

                  As the grantor, trustee and beneficiary of the Revocable Trust, Mrs. Van Every has sole investment power to dispose or direct the disposition of and sole power to vote or direct the voting of all such shares held in the Revocable Trust.

                  Mrs. Van Every beneficially owns 55,000 shares of Common Stock subject to two options held by Salem Lance Van Every to acquire such shares. The options became exercisable on January 31, 1997 and April 28, 1998.

                  Except as set forth in this Item 4, Mrs. Van Every has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate number of shares of the Common Stock beneficially owned by Mrs. Van Every pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934 is 1,689,492, which constitutes less than 5.6% of the outstanding shares of the Common Stock.

                  (b) The 1,689,492 shares of Common Stock reported herein are beneficially owned by Mrs. Van Every either directly by Mrs. Van Every or in her capacity as trustee under the Family Trusts. Mrs. Van Every has the sole investment power to dispose or direct the disposition of these shares and she has the sole voting power to vote or direct the voting of these shares.

                  (c) Mrs. Van Every has not acquired or disposed of any shares of Common Stock during the past 60 days, except 1,575,743 shares were transferred from the Irrevocable Trusts to the Revocable Trust on April 30, 1999 pursuant to the terms of each Irrevocable Trust and on May 5, 1999, Mrs. Van Every acquired through an open market purchase 3,500 shares of Common Stock for $14.00 per share.

                  (d) No person other than Mrs. Van Every has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mrs. Van Every, except the beneficiaries under the Family Trusts have certain rights to receive dividends from, or the proceeds from the sale of, the shares of the Common Stock held by such Family Trusts.

                  (e) This item is inapplicable and has been omitted.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  See Item 4 regarding certain shares held subject to option agreements.

Item 7.           Material to be Filed as Exhibits.

         Exhibit A.        Letter Agreement, dated July 22, 1996, between Nan D.
                           Van Every and S. Lance Van Every (previously filed as
                           Exhibit C to Amendment No. 1 of this Schedule 13D and incorporated herein by reference).

         Exhibit B.        Letter Agreement, dated April 28, 1998, between Nan
                           D. Van Every and S. Lance Van Every (previously filed as Exhibit D to Amendment No. 5 of this Schedule 13D and is incorporated herein by reference).


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         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



 /s/ Nan Davis Van Every                                          June 9, 1999
---------------------------------
Nan Davis Van Every



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